Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

January 29, 2021

Filed via EDGAR
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Preliminary Proxy Statement for Ivy High Income Opportunities Fund (File No. 811-22800) (the “Fund”)

Dear Mr. Grzeskiewicz:

On behalf of the above-referenced Fund, submitted herewith under the EDGAR system, are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to Mena Larmour on January 27, 2021 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the SEC on January 19, 2021. The Proxy Statement relates to the Special Meetings of Shareholders of the Fund scheduled to be held on April 1, 2021.

Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Please confirm that the Staff’s comments to the preliminary proxy statement for Ivy Funds (File No. 811-06569); InvestEd Portfolios (File No. 811-10431); and Ivy Variable Insurance Portfolios (File No. 811-05017) that filed with the SEC on January 15, 2021 are incorporated into the Fund’s Proxy Statement, as applicable.

Response: The Fund confirms that the Proxy Statement reflects any applicable changes made in response to the Staff’s comments to the preliminary proxy statement for Ivy Funds (File No. 811-06569); InvestEd Portfolios (File No. 811-10431); and Ivy Variable Insurance Portfolios (File No. 811-05017).  The Fund notes that responses to such Staff comments were filed with the SEC as correspondence on January 26, 2021.

2.
Comment:  Please supplementally explain what actions the Fund would be required to take if it determines to implement a multi-manager structure in reliance on a manager of managers exemptive order in the future and whether such implementation would require shareholder approval.

Response: DMC’s existing manager of managers exemptive order applies to any existing or future registered open-end management investment company or series thereof that is advised by DMC, but it does not extend to closed-end funds.  As a result, if the Fund were to seek to implement a multi-manager structure in reliance on a manager of managers exemptive order in the future, it would be required to obtain further relief from the SEC such as obtaining a new exemptive order or amending DMC’s existing exemptive order.  Under current SEC guidance, the Fund would be required to solicit shareholder approval prior to implementing a multi-manager structure in reliance on a manager of managers exemptive order.

Please direct questions or comments relating to the above to me at 215-564-8099 or Mena Larmour at 215-564-8014.

Very truly yours, /s/ Jonathan M. Kopcsik Jonathan M. Kopcsik